Exhibit 99.4

Risk Factor on COVID-19

In response to the COVID-19 pandemic, we have swiftly ramped up our molecular testing for the diagnosis of COVID-19. The demand for such tests may shrink rapidly, and we may be unable to recoup the significant expenses incurred and investments made in testing capabilities.

In response to the COVID-19 pandemic, we took a series of measures aimed at minimizing the disruptions to our business and operations, including by adding COVID-19 molecular testing to our product mix. To support the rapid rollout of our COVID-19 testing offering, we have incurred significant expenses and made significant investments, including the acquisition of laboratory facilities, walk-in testing facilities, and mobile test centers, as well as related equipment and inventory. Our COVID-19 testing business has grown significantly since the second quarter of 2020 and, as a result, we started managing and reporting it as a separate reportable business segment in the third quarter of 2020 (during which quarter the COVID-19 testing segment generated revenues of €27.4 million).

While the COVID-19 pandemic has created an opportunity for our business and helped us offset the pandemic-related slowdown in our Diagnostics and Pharmaceutical businesses, and we presently expect our COVID-19 testing business to continue contributing significantly to our revenue for the remainder of 2020 and for 2021, the demand for our COVID-19 tests may not be sustainable and the recent increase in our revenues from COVID-19 testing may not be indicative of future revenues. Such demand, and the revenues of our COVID-19 testing segment, may shrink rapidly in the future, for instance:

●	as the pandemic abates or infection rates decline;
●	as vaccinations become more widely administered; or
●	if other tests become more accepted or produce results more quickly, more accurately or at lower cost;

in each case in particular in the regions where we offer our COVID-19 testing services. As a result, we may be unable to recoup the significant expenses we incurred in connection with our COVID-19 testing business. In addition, while we are depreciating all of the investments made in our COVID-19 testing business on an accelerated timetable, we may be required to write-down of some or all of our investments in, and working capital related to, our COVID-19 testing business. Any of the foregoing developments and events could have a material adverse effect on our business, results of operations and financial position.